SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 25, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

25 March 2014

Smith & Nephew plc announces that it received notification today that transactions by persons discharging managerial responsibilities ("PDMRs") took place on 24 March 2014, following the vesting of shares on 23 March 2014:

Final partial vesting of 2011 awards made under the Deferred Bonus Plan (the "Plan'')

Name of PDMR	Number of Ordinary Shares or ADS' acquired on vesting (1)	Number of dividend shares received (2)	Number of Ordinary Shares or ADS' disposed	Total holding of Ordinary Shares or ADS' following this notification:
John Campo	662 ADS	-	299 ADS	118,148 Ords (including 20,960 ADS)
Michael Frazzette	740 ADS	-	740 ADS	20,473 ADS
R Gordon Howe	545 ADS	-	545 ADS	14,834 ADS
Roger Teasdale	4,262 Ords	254 Ords	2,130 Ords	82,820 Ords

Notes:

1. The awards were granted under the Plan on 23 March 2011. One third of the shares vested on 23 March 2012, one third vested on 23 March 2013 and the final third vested on 23 March 2014.

2. Where awards are granted over ADS accrued dividend entitlements are paid out in cash on vesting rather than in shares.

3. The market value of Ordinary Shares and ADS acquired and sold on 24 March 2014 were 918.2806p per Ordinary Share and $75.9565 per ADS, respectively.

4. One ADS is equivalent to five Ordinary Shares of US$0.20 each.

5. The Ordinary Shares were released in London, UK. The ADS were released in New York, USA.

6. The percentages of issued share capital acquired, disposed and held following notification are all under 0.1% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 25, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary